FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE
Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

According with the provisions of the eighth resolution adopted by the Annual Shareholders Meeting dated June 30, 2012, it has been published in the BORME, as of today, the announcement of a capital increase in PRISA for the purposes of payment of the 2011 minimum annual dividend for Class B shares. Under this announcement, which is attached to this communication and may also be available on the website of the company (www.prisa.com), it begins the period of negotiation of the free allocation right of new Class A PRISA shares.

Madrid, July 25, 2012

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Promotora de Informaciones, S.A.

Payment of the minimum dividend in kind through increase of released capital

Promotora de Informaciones, S.A. ("Prisa" or the "Company") communicates, through this notice and as required by article 503 of the Companies Act, that the General Ordinary Shareholders meeting of the Company, at its meeting on June 30, 2012, for the purposes of the payment of the minimum annual dividend to the Class B shares corresponding to the financial year 2011, approved to increase the share capital with reserve for share premium created regarding the issuance of the Class B shares.  Likewise, in execution of delegation of authority granted to the Board of Directors of Prisa, by the general meeting referred to and in accordance with the substitution of these powers carried out by the governing body on the same date, the CEO has decided to move to effect and fix the pending terms and conditions of the capital increase approved by the aforementioned general meeting. The main terms and conditions of the cited increase are detailed below:

Amount of the increase:  The share capital is increased in the amount of EUR 6,409,711.60, through the issuance and circulation of 64,097,116 ordinary shares, Class A, ten cents of euro of nominal value each, with the same rights as ordinary Class A shares currently in circulation. New shares are issued at the same time, without share premium, so the type of issuance corresponds to their nominal value of € 0.10 per share.

The new shares will be represented through annotations into account whose ledger is attributed to the Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores S.A. ("Iberclear") and its participating entities.

Consideration and balance which serves as a base:   The capital increase is achieved entirely through the application of the positive balance of the reserve for share premium created at the time of the issuance of non-voting convertible Class B shares.

The balance sheet that serves as a basis for the operation is that corresponding to December 31, 2011, date that is within the six months immediately preceding the capital increase agreement. That balance, in which the aforementioned reserve appears duly posted, it has been audited by the auditor of Prisa, Deloitte, S.L., dated April 26, 2012 and approved by the ordinary general meeting of shareholders of Prisa on June 30, 2012.

Political and economic rights:  The new Class A shares shall enjoy the same political and economic rights as the share class of Prisa currently in circulation from the date on which the capital increase is declared allocated and disbursed.

Recipients of the increase.  Free allocation rights:  The capital increase goes entirely to those holders of non-voting convertible Class B shares entitled to receive the 2011 minimum preferred dividend. According to the formula as referred to in paragraph (a) of article 6.2 of the Company by- laws, in the case in which the minimum annual dividend corresponding to the Class B shares is paid in Class A shares, each Class B shareholder has the right to receive the Class A ordinary shares resulting from dividing the product of the dividend that would have corresponded in cash by EUR 1. That is each Class B shareholder  has the right to receive Class A shares resulting from dividing the product of the number of Class B shares he/she owns multiplied by 0.175 Euros into 1.

In particular, they will enjoy the right of free allocation of the new shares in the proportion of one new share for each 5,71428571428 free allocation rights, the holders of Prisa Class B shares that appear registered as such in the accounting records of Iberclear at 23 hours 59 minutes on the day of publication of the present notice. One free allocation right will correspond to each PRISA Class B share.

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Since it is a scrip dividend to pay the Class B minimum preferred dividend made through the reserve for share premium created regarding the issuance of the Class B shares, holders of Class A shares and bonds convertible into shares of Prisa shall not enjoy the free allocation rights.

As set out in the eighth resolution of the ordinary general meeting of Prisa held on June 30, 2012, the number of shares to be issued shall be rounded down, and therefore fractional Class A shares will not be issued nor assigned. Thus, the holder of Class B shares entitled to receive a fraction of a Class A share, will receive in cash the fraction equivalent to the dividend that corresponds according to the statutory formula of calculation mentioned above

Free allocation rights negotiation period:  Free allocation rights shall be transferable under the same conditions as shares from which they are derived and shall be negotiable in the stock exchanges of Madrid, Barcelona, Bilbao and Valencia and the Spanish stock exchange interconnection system (continuous market) for a period beginning day immediately following the record date and end the day August 9, 2012 (the "Trading of Rights Period”)]. This period will not be extended. During the same period, shareholders may request the assignment of the shares to which they are entitled through the participating entities in Iberclear, as well as request a signed copy of the subscription newsletter with the content required by article 309 of the Companies Act.

Shares in deposit:  After the Trading of Rights Period has concluded new shares that had not been able to be assigned for reasons not attributable to PRISA will be kept on deposit at the disposal of those who prove legitimate ownership of the corresponding free allocation rights. After 3 years from the date of completion of the Trading of Rights Period, shares that are still pending allocation may be sold pursuant to article 117 of the Companies Act, by account and risk of the persons concerned. The proceeds of the above-mentioned sale shall be deposited in the Bank of Spain or the General Deposit Box available to the persons concerned.

Disbursement: As described above, disbursement shall be carried out in its entirety from the reserve for share premium created at the time of the issuance of the non-voting convertible Class B shares, and shall be produced once the Trading of Rights Period has concluded, the respective deed of execution of the capital increase will be formalized.

Admission to trading:  Prisa is going to request the admission to trading of the new Class A shares issued in the stock exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish stock exchange interconnection system (continuous market).

Background document and Relevant Fact:  The capital increase subject of this announcement was approved by resolution of the Annual General Shareholders Meeting of June 30, 2012, which together with the corresponding directors' report, are publicly available on the website of Prisa (www.prisa . com) and of the CNMV (www.cnmv.es). Also in accordance with the provisions of applicable law, Prisa, once granted the deed of capital increase performance referred to above, will publish the corresponding Relevant Fact which will also be publicly available on the website of Prisa (www.prisa . com) and of CNMV (www.cnmv.es).

Madrid, July 24, 2012. The Secretary of the Board of Directors Mr. Iñigo Dago Elorza.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1 934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 25, 2012	By:	/s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors